SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
SCHEDULE 14D-9
(RULE 14d-101)
SOLICITATION/RECOMMENDATION STATEMENT UNDER
SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934
STATS ChipPAC Ltd.
(Name of Subject Company)
STATS ChipPAC Ltd.
(Name of Persons Filing Statement)
Ordinary Shares, including Ordinary Shares represented by
American Depositary Shares (each representing ten Ordinary Shares)
(Title of Class of Securities)
Ordinary Shares (CUSIP: Y8162B113)
American Depositary Shares (CUSIP: 85771T104)
(CUSIP Number of Class of Securities)
Janet T. Taylor
STATS ChipPAC Ltd.
10 Ang Mo Kio Street 65
#05-17/20 Techpoint
Singapore 569059
(65) 6824 7629
with copies to:

Eva H. Davis Jeffrey Symons Kirkland & Ellis LLP 777 South Figueroa Street, Suite 3700 Los Angeles, California 90017 (213) 680-8508	Mark E. Betzen Jones Day 2727 N. Harwood Street Dallas, Texas 75201 (214) 220-3939
(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

SIGNATURE
Ex-(a)(2) Circular to Shareholders and Noteholders in Relation to the Voluntary Conditional Cash Offer, dated March 30, 2007.
Ex-(a)(5) Corporate Release of STATS ChipPAC Ltd. dated March 30, 2007
Ex-(c)(1) Morgan Stanley Dean Witter Asia (Singapore) Pte: Presentation to the Special Committee (March 26, 2007)
Ex-(c)(2) Morgan Stanley Dean Witter Asia (Singapore) Pte: Presentation to the Independent Directors (March 23, 2007)
Ex-(c)(3) Morgan Stanley Dean Witter Asia (Singapore) Pte: Discussion Materials presented to the Independent Directors (March 12, 2007)
Ex-(e)(8) Letter Amendment to Terms and Conditions of Appointment of Tan Lay Koon, dated October 26, 2006
Ex-(e)(10) Amended and Restated Turnkey Subcontract Agreement for Sort, Assembly and/or Final Test Services dated the 30th day of October 2002
Ex-(e)(11) Partnership Agreement dated the 3rd of March 2005 between Chartered Semiconductor Manufacturing Ltd and STATS ChipPAC Ltd.
Ex-(e)(12) Form of Director Indemnification Agreement

This Rule 14D-9 Solicitation/Recommendation Statement on Schedule 14D-9 (this “Schedule 14D-9”) is being filed with the Securities and Exchange Commission by STATS ChipPAC Ltd., a company incorporated with limited liability under the laws of the Republic of Singapore. Pursuant to General Instruction D to Schedule 14D-9, the information contained in the Circular to Shareholders and Noteholders in Relation to the Voluntary Conditional Cash Offer for the Offer Shares and Convertible Notes and to Optionholders in Relation to the Options Proposal dated March 30, 2007 (including all appendices and exhibits thereto, the “Offeree Circular”) is hereby expressly incorporated herein by reference in response to each of items 1 through 8 of this Schedule 14D-9 and is supplemented by the information specifically provided for therein.
Item 1.	Subject Company Information (Regulation M-A Item 1002(a) & (b)).

(a)	Name and Address. The information set forth in Section 1 of Appendix I of the Offeree Circular under the heading “Principal Activities” is incorporated herein by reference.

(b)	Securities. The information set forth in Section 3 of Appendix I of the Offeree Circular under the heading “Share Capital” is incorporated herein by reference.

Item 2.	Identity and Background of Filing Person (Regulation M-A Item 1003(a) & (d)).
The information set forth in Section 2 of the Offeree Circular and Section 1 of Appendix I of the Offeree Circular under the heading “Principal Activities” is incorporated herein by reference.
Item 3.	Past Contacts, Transactions, Negotiations and Agreements (Regulation M-A Item 1005(d)).
The information set forth in Section 5 of Appendix I of the Offeree Circular under the heading “Disclosure of Interests” is incorporated herein by reference.
Item 4.	The Solicitation or Recommendation (Regulation M-A Item 1012(a)-(c)).

(a)	Solicitation or Recommendation. The information set forth in Section 5.3 (other than subparagraphs (ii) and (iii) thereof) of the Offeree Circular under the heading “Independent Directors’ Recommendations” is incorporated herein by reference.

(b)	Reasons. The information set forth in Section 5.3 (other than subparagraphs (ii) and (iii) thereof) and Section 5.5 under the heading “Independent Directors’ Recommendations” and “Reasons for the Independent Committee’s Recommendation with Respect to the Share Offer,” is incorporated herein by reference.

(c)	Intent to Tender. The information set forth in Section 5.7 of the Offeree Circular under the heading “Intent to Tender” and Section 5.2 of Appendix I of the Offeree Circular under the heading “Directors’ and Officers’ Intentions” is incorporated herein by reference.

Item 5.	Person/Assets, Retained, Employed, Compensated or Used (Regulation M-A Item 1009(a)).
The information set forth in Section 5.8 of the Offeree Circular under the heading “Persons/Assets Retained, Employed, Compensated or Used” and Section 7 of the Offeree Circular under the heading “Persons Employed for Solicitation or Recommendation” is incorporated herein by reference.

Item 6.	Interest in Securities of the Subject Company (Regulation M-A Item 1008(b)).
The information set forth in Section 3.3 of Appendix I of the Offeree Circular under the heading “New Issues” is incorporated herein by reference.
Item 7.	Purposes of the Transaction and Plans or Proposals (Regulation M-A Item 1006(d)).
The information set forth in Section 1.1 and Section 5.4 of the Offeree Circular under the respective headings “Background” and “Background of the Offer” is incorporated herein by reference.
Item 8.	Additional Information (Regulation M-A Item 1011(b)).
None.
Item 9.	Exhibits.
The following exhibits are filed herewith:

Exhibit
No.	Description
(a) (2)	Circular to Shareholders and Noteholders in Relation to the Voluntary Conditional Cash Offer for the Offer Shares and 2008 Notes and 2008 Subordinated Notes and to Optionholders in Relation to the Options Proposal dated March 30, 2007

(a) (5)	Corporate Release of STATS ChipPAC Ltd. dated March 30, 2007

(c) (1)	Morgan Stanley Dean Witter Asia (Singapore) Pte, the independent financial advisor to the Independent Directors: Presentation to the Special Committee (March 26, 2007)

(c) (2)	Morgan Stanley Dean Witter Asia (Singapore) Pte, the independent financial advisor to the Independent Directors: Presentation to the Independent Directors (March 23, 2007)

(c) (3)	Morgan Stanley Dean Witter Asia (Singapore) Pte, the independent financial advisor to the Independent Directors: Discussion Materials presented to the Independent Directors (March 12, 2007)

(e) (1)	STATS ChipPAC Ltd. Substitute Equity Incentive Plan — incorporated by reference to Exhibit 4.4 to Post-Effective Amendment No. 1 on Form S-8 (File No. 333-114232) of STATS ChipPAC Ltd., as filed with the Securities and Exchange Commission on August 25, 2004

(e) (2)	STATS ChipPAC Ltd. Substitute Share Purchase and Option Plan — incorporated by reference to Exhibit 4.5 to Post-Effective Amendment No. 1 on Form S-8 (File No. 333-114232) of STATS ChipPAC Ltd., as filed with the Securities and Exchange Commission on August 25, 2004

Exhibit
No.	Description
(e) (3)	STATS ChipPAC Ltd. Employee Share Purchase Plan 2004 — incorporated by reference to Appendix 1 to STATS ChipPAC Ltd.’s Proxy Statement which was filed as Exhibit 99.1 on Form 6-K (File No. 333-75080) of STATS ChipPAC Ltd., as filed with the Securities and Exchange Commission on March 30, 2006

(e) (4)	STATS ChipPAC Ltd. Share Option Plan — incorporated by reference to Exhibit 4.28 of Form 20-F (File No. 000-29103) of STATS ChipPAC Ltd., as filed with the Securities and Exchange Commission on March 12, 2007

(e) (5)	STATS ChipPAC Ltd. Restricted Share Plan — incorporated by reference to Appendix 2 to STATS ChipPAC Ltd.’s Proxy Statement which was filed as Exhibit 99.1 on Form 6-K (File No. 333-75080) of STATS ChipPAC Ltd., as filed with the Securities and Exchange Commission on March 30, 2006

(e) (6)	STATS ChipPAC Ltd. Performance Share Plan — incorporated by reference to Exhibit 4.30 of Form 20-F (File No. 000-29103) of STATS ChipPAC Ltd., as filed with the Securities and Exchange Commission on March 12, 2007

(e) (7)	Terms and Conditions of Appointment of Tan Lay Koon as President and Chief Executive Officer of STATS ChipPAC Ltd. dated August 5, 2004 by and between Tan Lay Koon and STATS ChipPAC Ltd. — incorporated by reference to Exhibit 4.46 of Form 20-F (File No. 333-75080) of STATS ChipPAC Ltd., as filed with the Securities and Exchange Commission on February 28, 2006

(e) (8)	Letter Amendment to Terms and Conditions of Appointment of Tan Lay Koon, dated October 26, 2006

(e) (9)	Employment Agreement dated as of March 17, 2004 among ST Assembly Test Services Ltd, ChipPAC, Inc. and Michael G. Potter — incorporated by reference to Exhibit 4.8 of Form F-4 (File No. 333-114232) of STATS ChipPAC Ltd., as filed with the Securities and Exchange Commission on April 6, 2004

(e) (10)	Amended and Restated Turnkey Subcontract Agreement for Sort, Assembly and/or Final Test Services dated October 30, 2002 between Chartered Semiconductor Manufacturing Ltd and STATS ChipPAC Ltd. (formerly known as ST Assembly Test Services Ltd)

(e) (11)	Partnership Agreement dated March 3, 2005 between Chartered Semiconductor Manufacturing Ltd and STATS ChipPAC Ltd.

(e) (12)	Form of Director Indemnification Agreement

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in the statement is true, complete and correct.

STATS ChipPAC Ltd.
	By:	/s/ Tan Lay Koon
Tan Lay Koon
President and Chief Executive Officer

Dated: March 30, 2007